QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 8, 2001

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VYREX CORPORATION
(Exact Name of Registrant as specified in its charter)

Nevada	88-0271109
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2159 Avenida de la Playa, La Jolla, California 92037
TEL (858) 454-4446 / FAX (858) 459-9522
(Address of principal executive offices)

Corporation Trust Company of Nevada
One East First Street, Reno, Nevada 89501 (702) 688-3061
(Name and address and telephone number of agent for service)

Copies to:
Fisher Thurber LLP
David A. Fisher
4225 Executive Square, Suite 1600
La Jolla, California 92037-1483
TEL (858) 535-9400
FAX (858) 535-1616

Approximate date of commencement of proposed sale to the public:
from time to time after the Registration Statement has become effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Maximum Proposed Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.001 per share	1,949,167 shares	$0.50	$974,584	$250.00

(1)
Estimated solely for the purpose of computing the amount of the registration fee under Rule 457(h) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Company's Common Stock as reported on the OTC BB on February 2, 2001.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

VYREX CORPORATION
1,949,167 Shares of Common Stock

    This offering consists of 1,949,167 shares of common stock of Vyrex Corporation ("Company" or "Vyrex"), par value $.001 per share ("Common Stock"). See "Description of the Securities." The Common Stock is traded over the counter under the symbol OTC:BB-VYRX.

    This prospectus ("the Prospectus") relates to the public offering, which is not being underwritten, and resale by the holders of 1,949,167 shares of Common Stock ("Selling Shareholders").

    The Common Stock held by Selling Shareholders was received in private placement transactions of the Company and privately negotiated sales by affiliates of the Company. The Common Stock was issued pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(b) and 4(2) thereof. The Securities are being registered by the Company pursuant to registration covenants or registration rights agreements made to or existing with the holders thereof. See "Description of Securities" and "Plan of Distribution."

    The Company will not receive any of the proceeds from the sale of the Common Stock sold by the Selling Shareholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Common Stock being offered by certain of the Selling Shareholders and to indemnify certain Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

    THE SECURITIES OFFERED INVOLVE HIGH RISK. SEE "RISK FACTORS" STARTING ON PAGE 4.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)(4)	Proceeds to Selling Shareholders(4)
Per Share	$974.584	$0	$0	$974,584
Total	$974,584	$0	$0	$974,584

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457 of the Securities Act, based upon $0.50 per Share sale price of the Registrant's Common Stock as reported on OTC BB on February 2, 2001.

(2)
Excludes any costs of sale or commissions which may be incurred by Selling Shareholders, since such costs and expenses will be determined by negotiation between each Selling Shareholder and his or her own representatives.

(3)
The Common Stock is held by the Selling Shareholders, who will be selling for their own account. The Company will not receive any proceeds of sales by Selling Shareholders, but will incur expenses of the offering payable by the Company, estimated to be $18,000.

(4)
Assumes sale by Selling Shareholders of 1,949,167 Shares of Common Stock at $0.50 per share.

Continued from cover page

    The Common Stock held by Selling Shareholders may be offered for resale by the Selling Shareholders from time to time in transactions on the over-the-counter market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Common Stock held by Selling Shareholders may be sold by the Selling Shareholders through one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchases. The Selling Shareholders may effect such transactions by selling Common Stock to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). In addition, any Common Stock covered by this Prospectus which qualifies for sale pursuant to Rule 144 may be sold under Rule 144 promulgated under the Securities Act rather than pursuant to this Prospectus.

    The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions or discounts received by them and any profits on the resale of the Selling Shareholders' shares, may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two (2) business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5, in connection with transactions in the Common Stock during the effectiveness of the Registration Statement of which this Prospectus forms a part. All of the foregoing may affect the marketability of the Common Stock.

Available Information

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street NW, Judiciary Plaza, Washington, DC 20549, and at the Commission's regional offices: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, DC 20549. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's Web Site is located at http://www.sec.gov.

    This Prospectus constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. Vyrex filed with the Commission a Registration Statement on Form SB-2 on December 1, 1995, as amended by Amendment No. 1, and Amendment No. 2, as filed with the Commission on February 20, 1996, and March 20, 1996,

respectively (collectively, the "IPO Registration Statement"), pursuant to the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement and the IPO Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the IPO Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement or the IPO Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Each of the Registration Statement or the IPO Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

    Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Documents Incorporated By Reference

    The Company regularly files documents with the Securities and Exchange Commission to comply with applicable government regulations, including Form 10-QSB and Form 10-KSB. Vyrex will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be filed with the Securities and Exchange Commission (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to:

Vyrex Corporation Attn: G. Dale Garlow Chief Executive Officer 2159 Avenida de la Playa La Jolla, California 92037 (858) 454-4446

    The following documents previously filed with the Commission, except as superseded or modified herein, are hereby incorporated by reference into this Prospectus:

  1.
  The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

  2.
  The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000.

  3.
  The Company's definitive Schedule 14a (Proxy) filed May 1, 2000.

  4.
  The Company's 1934 Act Registration Statement on Form 8-A.

  5.
  Certain exhibits from the Company's 1933 Act Filings.

    All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. The most recent Annual Report on Form 10-KSB and all Quarterly Reports on Form 10-QSB dated thereafter must accompany delivery of this Prospectus. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

    No person is authorized in connection with any offering made hereby to give any information or make any representation not contained or incorporated by reference in this Prospectus, and any information not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements. When included in this Prospectus, the words "expects," "intends," "anticipates," "plans," "projects" and "estimates," and analogous or similar expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Prospectus Summary," "Risk Factors" and elsewhere are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. For a discussion of certain of such risks, see "Risk Factors." These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PROSPECTUS SUMMARY

    The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of outstanding warrants and options.

The Company

    Vyrex Corporation is a development stage company seeking to discover and develop pharmaceuticals and nutraceuticals for the treatment and prevention of respiratory, cardiovascular and neurodegenerative diseases. The Company's research has been focused on targeted antioxidant therapeutics for respiratory, neurological and cardiovascular diseases and the development of nutraceuticals for the dietary support of certain age and general health related conditions.

    The Company was incorporated on January 2, 1991, in the State of Nevada. The Company's offices are located at 2159 Avenida de la Playa, La Jolla, California 92037.

    In the Company's opinion, Vantox® is currently its lead drug candidate. The Company's research with Vantox® indicates it may have usefulness in the treatment of asthma, ARDS, cystic fibrosis, oxygen toxicity, smoke inhalation and other respiratory diseases and conditions. The Company has demonstrated Vantox®'s effects in preventing and treating oxidative lung damage in three different animal models. Based on this growing data and growing evidence that oxidative stress and inflammation may be central to the pathogensis of asthma and other respiratory conditions, the Company believes Vantox® is an appropriate drug candidate to take forward into clinical trials. Due to the expense of completing pre-clinical trials and conducting clinical trials, the Company is unable to fund necessary additional development internally and must seek outside sources to fund the further development of the product. To date, the Company has not received a commitment for such funding from any potential partners.

    In 1997, the Company entered into an agreement with the Immune Response Corporation ("IRC") to develop the certain proprietary technology licensed by the Company for producing tagged genes, transcripts and proteins under the trademark of CD-TaggingTM. The agreement was amended in 1998 to include research and development of certain proprietary Vantox® pro-drugs as potential treatments for spinal cord and central nervous system trauma. The Company terminated its license covering CD-TaggingTM in conjunction with its decision to terminate its gene discovery program. The Company and IRC continue to seek a pharmaceutical partner or outside financing for further development and commercialization of the spinal cord and central nervous system technology. There can be no assurance that the Company and IRC will be able to secure funding in the future for this project. In 2000, IRC expanded its research and development activities to include neurological applications of the Company's water-soluble pro-drugs of its Propofol patent. An additional U.S. patent for these indications was applied for in August, 2000. Although these indications are promising, there is no assurance that the Company and IRC will be successful in funding further development and commercialization of these compounds.

    During 1998, the Company entered into an agreement with Retired Persons Services, Inc. ("RPS"), to allow RPS to produce and market four nutritional supplement products designed by the Company. In exchange, the Company is to receive a royalty in the amount of 15% of RPS's gross sales of such products. The products were launched by RPS in January, 1999. The Company was notified in September, 2000, that RPS was relinquishing their exclusive rights to the products and discontinuing the product line. The Company will continue to receive royalties on sales until the inventory is depleted. Although the Company has the rights to market the formulas to other marketers, there is no assurance that can be accomplished.

    The Company's patent for Metallic Oligopeptide complexes was issued in June, 2000. The patent deals with a novel chromium complex, chromium carnosinate, which the Company feels is superior to the other forms of chromium supplements currently on the market. This patent, coupled with the Company's Boron patent, provided the Company the opportunity in August, 2000, to enter into a license agreement with the Futureceutical division of Van Drunen Farms to manufacture and market these patented and trademarked nutraceutical compounds. To date, a partial licensing fee of $25,000 has been received. The Company will receive a supplemental license issue fee of $75,000 upon attaining $75,000 in initial sales of licensed products. The licensee shall owe the Company a total gross royalty of 30% of gross revenue from the sale of licensed products. Of the 30% gross royalty, licensee shall credit and allocate 5% to further research and development of the products and pay the remaining 25% to the Company. Product launch is anticipated in June, 2001. Futureceuticals will fund additional studies to enhance the marketability of these products. There can be no assurance that a significant market will develop for the products or that any products will continue to be sold or will produce any revenue for the Company.

    Since January, 2000, the Company's major activities consisted of reducing overhead and debt, in raising funds through financing activities, and seeking licensing opportunities for its intellectual properties and joint ventures, to market its nutraceutical products and initiate the research necessary to take its drug candidates forward into clinical trials. During this period, the Company generated $455,000 from financing activities consisting of $420,000 from the sale of common stock, $25,000 from the exercise of stock options, and $10,000 from the exercise of warrants net of repayment of $6,114 on short term loans. To supplement its existing resources, the Company will require additional capital from the sale of debt or equity. There can be no assurance that such capital will be available on favorable terms, or at all, and if additional funds are raised by issuing equity securities, dilution to existing shareholders is likely to result.

    In January, 2001, the Company agreed with the holder of two Company promissory notes having principal balances of $100,000 and $60,000, respectively, to extend the maturity of such notes to March 22, 2002. Interest on the $100,000 note in the amount of $8,000 will be due and payable on March 22, 2001, and interest on the $60,000 note in the amount of $4,800 will be due and payable on August 17, 2001. All principal and accrued and unpaid interest at the rate of 8% per annum on each note will be due and payable on March 22, 2002. In consideration of such extension the Company issued the debt holder an option exercisable for two years to purchase 50,000 shares of Common Stock at a price of $0.50 per share. Furthermore, the Company amended the $60,000 note to make it convertible at any time prior to maturity into 100,000 shares of Common Stock at a price of $0.60 per share in increments of not less than 20,000 shares.

    Expenses were minimal in 2000, and were comprised of patent fees, financial reporting fees, accounting fees, rents, utilities, general office fees, an initial animal study on the chromium project, and limited marketing expense. The Company has reduced its staff to three people, and is dependent on its licensees and its scientific collaborations for its continuing research and development activities.

    In 2000, three officers of the Company forgave previously accrued compensation totaling $422,559.

    The Company's success will depend in large part upon its ability to raise additional capital and maintain operations. There can be no assurance that the Company will succeed in raising any additional capital.

The Offering

Securities Offered(1)	1,949,167 shares of Common Stock
Common Stock outstanding prior to this offering(1)	8,342,867
Common Stock outstanding after this offering(2)	8,342,867
Use of Proceeds	The offering is made by Selling Shareholders and will not result in receipt by the Company of any proceeds.
Trading Symbol	OTC:BB-VYRX
Risk Factors	This offering involves a high degree of risk. See "Risk Factors."

(1)
For a description of the voting and other rights of the Common Stock see "Description of Securities—Common Stock."

(2)
Shares are outstanding as of September 30, 2000. Does not include 2,875,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans or any shares of Common Stock which may be issuable upon exercise or conversion of other outstanding securities.

SUMMARY FINANCIAL INFORMATION

    The Summary Financial Information set forth below should be read in conjunction with the financial statements included in the materials incorporated by reference herein.

					Cumulative from Inception through September 30, 2000
	Nine Months Ended September 30, 2000	Nine Months Ended September 30, 1999	Year Ended December 31,
			1999	1998
	(unaudited)	(unaudited)			(unaudited)
Operating Data:
Revenues	$50,570	$64,159	$77,690	$1,600	$439,860

Operating expenses:
Research and development	13,277	290,781	294,502	1,779,009	6,427,498
Marketing & selling	—	—		206,523	428,093
General and administrative	161,458	461,880	562,974	1,436,353	5,462,209

Total operating expenses	174,735	752,661	857,476	3,421,885	12,317,800

Loss from operations	(124,165)	(688,502)	(779,786)	(3,420,285)	(11,877,940)

Other income (expense):
Dividend income	40	—	—	—	40
Gain (Loss) on sale of fixed assets	(6,376)	1,875	1,137	(7,366)	(12,605)
Interest expense	(12,246)	(5,923)	(10,220)	(26,509)	(68,482)
Interest income	3,754	321	321	65,748	468,281
Charge from issuance of stock options for arranging bridge financing	—			—	(1,349,900)

Totals	(14,828)	(3,727)	(8,762)	31,873	(962,666)

Net loss	$(138,993)	$(692,229)	$(788,548)	$(3,388,412)	$(12,840,606)

Net loss per common share	$(0.02)	$(0.09)	$(0.11)	$(0.46)	$(1.94)

Weighted average common and common equivalent shares outstanding	7,934,473	7,423,455	7,474,491	7,357,211	6,608,030

September 30, 2000
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$297,278
Total assets	$316,199
Current liabilities	$291,065
Notes payable	$160,000
Stockholders' deficiency	$(134,866)

RISK FACTORS

    An investment in the Common Stock being offered hereby is speculative in nature, involves a high degree of risk and should not be made by any investor who cannot afford the loss of his/her entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to all of the other information presented in this Prospectus before purchasing any of the Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere in this Prospectus.

Future Capital Requirements; Uncertainty of Additional Funding

    Substantial expenditures will be required to enable the Company to conduct planned product research and development, resume the FDA application process, including conducting preclinical studies and clinical trials, and to manufacture and market its proposed products including its proposed nutraceutical products. The Company will need to raise substantial additional funds to support its long-term proposed product development and commercialization programs including its nutraceutical product development programs. The Company has no established bank financing arrangements and it is not anticipated the Company will secure any bank financing in the foreseeable future. Therefore, the Company will need to seek additional financing through subsequent future public or private sales of its securities, including equity and debt securities. The Company may also seek funding for the development and marketing of its proposed products through strategic alliances and other arrangements with corporate partners. There can be no assurance such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to halt operations, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, potential product candidates or potential products the Company would not otherwise relinquish. In an effort to conserve funds, the Company has curtailed its internal research efforts and is dependent on its licensees and collaborations for continued studies and clinical trials. The Company's future cash requirements will be affected by the degree to which the Company is able to resume operations in the future, as well as future results of research and development, preclinical studies and clinical trials, nutraceuticals product development and marketing costs, relationships with corporate partners, changes in the focus and direction of the Company's research and development programs, competitive and technological advances, the regulatory approval process and other factors.

Early Stage of Development; Absence of Products

    The Company is in the development stage. Other than four nutritional supplements licensed to RPS, which have generated some royalty income since their introduction in 1999, the Company has not completed the development of any product and, accordingly, has not begun to generate revenues from operations. Most of the Company's proposed pharmaceutical products will require significant additional research and development, including extensive preclinical and clinical testing, before the Company will be able to apply for FDA approval. There can be no assurance the Company can initiate or sustain any significant research and development efforts, and that such efforts, if undertaken, will be successful, that any of the Company's potential pharmaceutical products under development will prove to be safe and effective in clinical trials, that the Company will be able to obtain FDA approval for any of its proposed pharmaceutical products, that any such proposed pharmaceutical products can be manufactured at acceptable cost and with appropriate quality, or that any such proposed products, if they do receive regulatory approval, can be successfully marketed. The Company cannot predict when, if ever, it will begin to market any proposed pharmaceutical products.

    The Company desires to develop nutraceutical products which the Company believes may be sold before any of its proposed pharmaceutical products will be sold. During 1998, the Company entered into an agreement with Retired Persons Services, Inc. ("RPS") to allow RPS to produce and market four nutritional supplement products designed by the Company. In exchange, the Company is to receive a royalty in the amount of 15% of gross sales. The products were launched by RPS in January, 1999. The Company was notified in September, 2000, that RPS was relinquishing its exclusive rights to the products and discontinuing the product line. The Company will continue to receive royalties on sales until the inventory is depleted. Although the Company has the rights to market the formulas to other marketers, there is no assurance that can be accomplished.

    The Company's patent for Metallic Oligopeptide complexes was issued in June, 2000. The patent deals with a novel chromium complex, chromium carnosinate, which the Company feels is superior to the other forms of chromium supplements currently on the market. This patent, coupled with the Company's Boron patent, provided the Company the opportunity in August 2000, to enter into a license agreement with the Futureceutical division of Van Drunen Farms to manufacture and market these patented and trademarked nutraceutical compounds. To date, a partial licensing fee of $25,000 has been received. The Company will receive a supplemental license issue fee of $75.000 upon attaining $75,000 in initial sales of licensed products. The licensee shall owe the Company a total gross royalty of 30% of gross revenue from the sale of licensed products. Of the 30% royalty gross royalty, the licensee shall credit and allocate 5% to further research and development of the products and pay the remaining 25% to the Company. Product launch is anticipated in June, 2001. Futureceuticals will fund additional studies to enhance the marketability of these products. There can be no assurance that a significant market will develop for the products or that any products will continue to be sold or will produce any revenue for the Company.

No Significant Operating Revenues; Accumulated Deficit; Expectation of Future Losses

    The Company has experienced significant operating losses since its inception in 1991. As of September 30, 2000, the Company had a deficit accumulated in the development stage of $12,840,606 (see the Summary Financial Information included herein). The Company expects operating losses to increase substantially in the future only if the Company decides to restart its research and development and clinical trials internally. The financial information contained in this Prospectus, including documents incorporated by reference, have been prepared assuming the Company will continue as a going concern. This assumption means that the Company will successfully recover its assets and satisfy its liabilities in the ordinary course of business. The Company has generated no significant revenues from operations. The development of the Company's proposed pharmaceutical products will require the commitment of substantial resources to prepare and submit applications to the FDA, and to conduct research, preclinical and clinical trials, and for both its proposed pharmaceutical and nutraceutical products the Company must either establish commercial scale manufacturing processes and facilities or contract for such manufacturing facilities, and to establish additional quality control, regulatory, marketing, sales and administrative capabilities. There can be no assurance the Company will be successful in these endeavors or will continue as a going concern, especially in light of the high failure rate of development stage pharmaceutical and nutrition companies with limited resources. There can be no assurance the Company will not incur substantial and continuing net losses beyond the next several years or that the Company will ever reach profitability. Furthermore, there can be no assurance the Company will apply for or obtain regulatory approvals, enter into arrangements with third parties for product development and commercialization, or successfully market or license any additional products. To achieve profitable operations, the Company, alone or with others, must successfully identify, develop, manufacture and market its proprietary products or technologies. There can be no assurance the Company will be able to accomplish these tasks. Significant delays in any of these matters could materially adversely impact the Company.

No Proceeds to Company

    As described above, the Company will receive no proceeds from this offering. The Company will bear all of the expenses associated with the offering, except brokerage fees, if any, incurred by Selling Shareholders. Therefore, the expenses incurred by the Company in connection with the offering will not be offset by any proceeds received by the Company in connection therewith.

Debt Service and Penalties

    The Company has two notes payable, one of $100,000 principal amount, and the other of $60,000 principal amount, which notes are secured by substantially all of the assets of the Company. In January, 2001, the maturity date of both notes was extended to March 22, 2002, provided the Company makes interest payments on such debt of $8,000 on March 22, 2001 and $4,800 on August 17, 2001. All principal and accrued and unpaid interest at the rate of 8% per annum will be payable on March 22, 2002. In connection with the extension of the maturity of this debt, the Company will issue the notes' holder an option enforceable for two years to purchase 50,000 shares of Common Stock at a price of $0.50 per share. Furthermore, the Company has amended the $60,000 note to make it convertible into Common Stock at a price of $0.60 per share in increments of not less than 20,000 shares.

Intense Competition and Rapid Technological Change

    The Company is engaged in rapidly evolving and highly competitive fields and competition is expected to increase. There are many companies, including large pharmaceutical, chemical, and vitamin and nutrition supplement companies, engaged in developing, manufacturing and marketing products similar to those proposed to be developed by the Company, many of which have established a significant presence in the markets which the Company's proposed products are designed to address. Virtually all of these companies have substantially greater capital resources, research and development staffs, facilities and experience in obtaining regulatory approvals, as well as in the manufacturing, marketing and distribution of products, than the Company. There can be no assurance the Company's competitors will not succeed in developing technologies and products that are more effective and less costly than any potential products of the Company or which could render the Company's proposed products or technology obsolete.

Dependence Upon Key Personnel

    The Company has reduced its staff to three people, and is dependent on its licensees and its scientific collaborations for the bulk of its continuing research and development activities. Consequently, further successful development of the Company's proprietary technology is dependent on the ability of the research and development efforts of its licensees and scientific collaborations. Directing these efforts is Dr. Sheldon S. Hendler, Chairman of the Company's Board of Directors and the owner of approximately 18.5% of the outstanding Common Stock of the Company. The ability to retain the services of Dr. Hendler is important to the success of the Company. The Company does not currently have an employment contract with Dr. Hendler, nor does it maintain insurance on Dr. Hendler's life. Even if the Company succeeded in obtaining financing necessary to fund internal research and development, it would continue its efforts to expand its research and development externally by means of outsourcing and expanding collaborations with current or new scientific partners.

Reliance on Collaborative Partners

    In 2000, the Company entered into new license agreements and expanded its research collaborations in an effort to expedite the development of its technology. In 2000, Immune Response Corporation ("IRC") expanded its research and development activities to include neurological applications of the Company's water-soluble pro-drugs of its Propofol patent. An additional U.S. patent for these indications was applied for in August, 2000. Although these indications are promising, there is no assurance the Company and IRC will be successful in funding further development and commercialization of these compounds. In August, 2000, the Company entered into a license agreement with the Futureceutical division of Van Drunen Farms to manufacture and market patented and trademarked nutraceutical compounds. To date, a partial licensing fee of $25,000 has been received. The Company will receive a supplemental license issue fee of $75,000 upon attaining $75,000 in initial sales of licensed products. The licensee shall owe the Company a total gross royalty of 30% of gross revenue from the sale of licensed products. Of the 30% gross royalty, the licensee shall credit and allocate 5% to further research and development of the products and pay the remaining 25% to the Company. Product launch is anticipated in June, 2001. Futureceuticals will fund additional studies to enhance the marketability of these products.

    There can be no assurance the Company will be able to negotiate acceptable collaborative arrangements in the future, or that any collaborative arrangements will be successful. In addition, there can be no assurance the Company's collaborative partners will not pursue alternative technologies or develop alternative compounds either on their own or in collaboration with others, including the Company's competitors, as a means of developing treatments for the diseases targeted by the collaborative programs.

Governmental Regulation and Uncertainty of Product Approvals

    The production and marketing of the Company's proposed products are subject to strict regulation by federal and state governmental authorities in the United States and in foreign countries where such potential products may be produced and marketed. In the United States, the FDA regulates, where applicable, development, testing, labeling, manufacturing, registration, notification, clearance or approval, marketing, distribution, record keeping and reporting requirements for human and animal drugs, medical devices, biologies, cosmetics and food additives. Most, if not all, of the Company's proposed pharmaceutical products, including Panavir® and Vantox®, will require FDA clearance prior to marketing. The Federal Environmental Protection Agency ("EPA") has regulations covering certain areas for some of the Company's proposed products. Comparable state and local agencies may have similar regulations. The FDA and EPA regulatory approval processes may take a number of years and both FDA and EPA regulatory approval may require the expenditure of substantial resources. The processing, formulation, packaging, labeling and advertising of the Company's proposed nutraceutical products is subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company's nutraceutical products may be sold, including without limitation the California Department of Health and Human Services, Food and Drug branch. The Nutrition Labeling and Education Act and the Dietary Health Education Supplement Act provide regulations which require that vitamin, mineral and dietary supplements labels have to provide the same basic nutritional information found on the labels on most conventional foods. The regulations also require that health claims made for vitamins, minerals and dietary supplements be scientifically valid, and mandate nutrition information found on the label to state the nutrition content per serving. Compliance with these regulations could adversely affect the Company's operations and its financial condition. There can be no assurance the production and marketing of the Company's proposed products or other potential products which may be developed by the Company in the future, if any, will satisfy then current requirements of the FDA, EPA, FTC or comparable state, local and foreign authorities. Delays in receiving or failure to receive governmental approvals may have a material adverse impact on the Company. In addition, there can be no assurance that government regulations applicable to the Company or its proposed products or the interpretation thereof will not change and thereby prevent the Company from marketing some or all of its potential products for a period of time or permanently, or otherwise materially and adversely affect the Company. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. Even if such regulatory approval is obtained, a marketed product, its manufacturer and the facilities in which the product is manufactured are subject to continual review and periodic inspections. Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the potential product from the market, product seizures, a halt in operation and other materially adverse consequences. The Company is unable to predict the extent of adverse governmental regulation which might arise from future federal, state or foreign legislative or administrative action, or the extent of the impact of such legislative changes on the business of the Company.

Patents and Proprietary Rights

    The Company's eventual success may depend in large part on its ability to obtain patent protection for its proposed products, both in the United States and other countries. The patent position of biotechnology and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. There is no consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents. The Company currently has twelve patents issued, and several patent applications pending in the United States. There have been foreign counterparts of certain of these applications filed in other countries on behalf of the Company. The Company intends to file additional applications as appropriate for patents covering both its proposed products and processes. There can be no assurance patents will issue from any of the pending applications, or for patents that have issued or may be issued, the claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance any patents issued to the Company will not be challenged, invalidated or circumvented, or the rights granted thereunder will provide proprietary protection to the Company. In addition, any patents obtained by the Company will be of limited duration. All United States patents issuing from patent applications applied for June 8, 1995 or thereafter will have a term of 20 years from the date of filing. All United States patents in force before June 8, 1995 will have a term of the longer of: (1) 17 years from the date of issuance; or (2) 20 years from the date of filing. All United States patents issuing from patent applications applied for before June 8, 1995 will have a term of the longer of (1) 17 years from the date of issuance; or (2) 20 years from the date of filing. The commercial success of the Company will also depend in part on the Company's neither infringing patents issued to competitors nor breaching the technology licenses upon which the Company's proposed products might be based.

    It may become necessary for the Company to obtain licenses of potential products or other proprietary rights or trade secrets from other parties. Failure by the Company to obtain such licenses may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of others' proprietary rights. In addition, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions which could result in substantial costs to the Company.

    The Company also attempts to protect its proprietary technology and processes by seeking to obtain confidentiality agreements with its contractors, consultants, employees, potential collaborative partners, licensees, licensors and others. There can be no assurance these agreements will adequately protect the Company, that these agreements will not be breached, or the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. In addition the Company does not generally require its principal scientific advisors to enter into confidentiality agreements, and to the extent there is collaboration between any of the scientific advisors and the Company, the aspects of such collaboration will not necessarily remain the trade secrets of the Company. This approach could increase the risk to the Company that it may not be able to protect its proprietary information.

    There can be no assurance others will not independently develop similar or more advanced technologies or design around aspects of the Company's technology which may be patented, or duplicate the Company's trade secrets. In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance trade secrets will be established, or secrecy obligations will be honored, or that others will not independently develop similar or superior technology. To the extent consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company.

Dilutive and Other Adverse Effects of Outstanding Options and Registration Rights

    Under the terms of existing options issued under the Company's stock option plan and other outstanding options or other convertible securities, the holders thereof are given an opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution in the interests of the other Stockholders. The terms on which the Company may obtain additional financing may be adversely affected by the existence of such options or other convertible securities. The holders of the options may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by the options. In addition, the preparation of the registration statement of which this Prospectus is a part on behalf of the Selling Shareholders involves substantial expense to the Company which will not be compensated since the Company will receive no proceeds from the offering.

Possible Depressive Effect on Price of Securities of Future Sales of Common Stock

    Actual sales or the prospect of sales of Common Stock under Rule 144 or otherwise in the future may depress the prices of the Company's securities or any market that may develop, and also make it difficult to sell the Company's securities purchased by investors herein. There are options outstanding both pursuant to the Company's Stock Option Plan and options or other convertible securities not pursuant to any plan which are exercisable for up to 2,180,259 shares of Common Stock. The vast majority of all of these options and warrants are currently exercisable although at prices exceeding the current market price of the Company's Common Stock. Exercise of any of these warrants or options could result in dilution to the purchaser of the shares offered herein. Resale of shares acquired upon the exercise of these options may depress the prices of the Company's securities or make them more difficult to sell by the investors herein. The sale or availability for sale of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market prices of the Company's securities and could impair the Company's ability to raise additional capital through the sale of its equity securities.

Possible Adverse Effects of Authorization and Issuance of Preferred Stock

    The Company's Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock. The Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any series of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock and could further be used by the Board as a device to prevent a change in control favorable to the Company. Holders of preferred stock to be issued in the future may have the right to receive dividends and certain preferences in liquidation and conversion rights. The issuance of such preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which stockholders may receive premiums for their Common Stock and adversely affect the voting and other rights of the holder of the Common Stock, or depress the market price of the Common Stock.

Delisting From Nasdaq Stock Market

    The Company was notified that it had been delisted from the Nasdaq SmallCap Market effective with the close of business October 21, 1998. As of October 22, 1998, the company's Common Stock commenced trading over the counter under the symbol OTC:BB—VYRX. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations as to the value of the Company's Common Stock.

Possible Volatility of Stock Price

    The market prices for securities of emerging and development stage companies such as Vyrex have historically been highly volatile. Future announcements concerning the Company or its competitors, including the results of testing, technological innovations or new commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of potential products developed by the Company or others, may have a significant impact on the market price of the Company's securities.

Control by Present Stockholders; Possible Depressive Effect on the Company's Securities

    The current officers and directors of the Company own 22% of the outstanding Common Stock of the Company. Dr. Hendler individually owns approximately 18.5% of the outstanding Common Stock. This concentration of ownership could have an influence over the election of directors and could exert influence or control over the Company's operations. This may discourage potential purchasers from seeking control of the Company through purchase of Common Stock and this possibility could have a depressive effect on the price of the Company's securities.

Anti-Takeover Provisions—Limitation on Voting Rights

    The Company's Articles of Incorporation and Bylaws contain provisions that may make it more difficult to acquire control of the Company by means of tender offer, over-the-counter purchases, a proxy fight, or otherwise. The Articles of Incorporation also include provisions restricting stockholder voting rights. The Company's Articles of Incorporation include a provision that requires that any action required by the stockholders may not be affected by a written consent, and that special meetings of the stockholders may only be called by the Board of Directors. This provision makes it difficult for stockholders to pass any resolution not supported by the Board of Directors except at a regularly called meeting. The Company's Articles of Incorporation provide for a staggered term of the Board of Directors, thus eliminating the ability to elect all of the directors in any one year. This provision may make the implementation of a change in management a process requiring more than one year even if supported by a majority of the stockholders. The Company's Articles of Incorporation provide directors may only be removed for cause and with a vote of 70% of the stockholders. Certain provisions of the Articles of Incorporation may only be amended by a vote of 70% of the stockholders. As a result of the number of shares currently owned by Dr. Hendler, this provision may for some time have the effect of indirectly eliminating any possibility stockholders could pass a resolution unless approved by Dr. Hendler, in connection with any question submitted or required to be submitted to a vote of the stockholders. The Company's Articles of Incorporation also require that stockholders give advance notice to the Company of any directorship nominations or other business to be brought by the stockholders at any stockholder's meeting. This provision makes it more difficult for stockholders to nominate candidates for the Board of Directors who are not supported by management. In addition, the Articles of Incorporation require advance notice for stockholder proposals to be brought before the annual meeting. The requirements include that the notice must specify certain information regarding the stockholder and the meeting. This provision to implement stockholder proposals makes it more difficult even if a majority of stockholders are in support thereof. The Company is also subject to certain provisions of California law if more than 50% of its outstanding securities are held of record by persons with addresses in California, and if more than 50% of its property, payroll and sales are from California. These provisions of California law will control the operations of the Company with respect to certain of the anti-takeover provisions discussed herein, until such time as either (i) the Company is listed on the New York or American Stock Exchange or the National Market System of Nasdaq, and it has 800 stockholders; or (ii) the Company no longer has either more than 50% of its outstanding securities held by persons with addresses in California, or less than 50% of its property, payroll and sales are in California. Each of these provisions may also have the effect of deterring hostile take-overs or delaying changes in control or management of the Company. In addition, the indemnification provisions of the Company's Bylaws and Articles of Incorporation may represent a conflict of interest with the stockholders since officers and directors may be indemnified prior to any judicial determinations as to their conduct.

Disclosures Relating to Low Priced Stocks; Possible Restrictions on Resale of Low Price Stocks and on Broker-Dealer Sale; Possible Adverse Effect of "Penny Stock" Rules on Liquidity for the Company's Securities

    Since the Company's securities were delisted from the NASDAQ SmallCap Market and the Company has net tangible assets of $2,000,000 or less, transactions in the Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. Consequently, this Rule may affect the ability of broker-dealers to sell the Company's securities, and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

    The Commission has adopted regulations which generally define a "penny stock" to be any non-NASDAQ equity security of a small company that has a market price (as therein defined) less than $5.00 per share, or with an exercise price of less than $5.00 per share subject to certain exceptions, and which is not traded on any exchange or quoted on NASDAQ. For any transaction by broker-dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a risk disclosure document relating to the penny stock market. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in an account and information on the limited market in penny stocks.

Lack of Marketing Experience; Dependence on Outside Parties for Marketing and Distribution; Uncertainty of Market Acceptance of Proposed Products

    If successfully developed and approved by applicable regulatory agencies, the Company intends to market its proposed products through contractual arrangements with others such as joint venture, licensing or similar collaborative agreements or distribution agreements. This may result in a lack of control by the Company over some or all of the marketing and distribution of such potential products. There can be no assurance the Company will be able to enter into any marketing arrangements on terms acceptable to the Company or that any marketing efforts undertaken on behalf of the Company will be successful. The Company may, in the future, determine to directly market certain of its proposed products. The Company has limited marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event the Company elects to engage in direct marketing activities, there can be no assurance the Company would be able to obtain the requisite funds or attract and retain the human resources necessary to successfully market any of its potential products.

    The Company's future growth and profitability will depend, in large part, on the success of its personnel and others conducting marketing efforts on behalf of the Company in fostering acceptance among the various markets of the use of the Company's potential products as an alternative to other available products or otherwise. The Company's success in marketing its potential products will be substantially dependent on educating its targeted markets as to the distinctive characteristics and perceived benefits of the Company's potential products. There can be no assurance that the Company's efforts or the efforts of others will be successful or that any of the Company's proposed products will be favorably accepted among the targeted markets.

Lack of Manufacturing Capability; Dependence on Outside Parties for Manufacturing of Proposed Products

    The Company has no manufacturing facilities or expertise, and does not intend to manufacture any potential product or products. The Company initially intends to enter into arrangements with others to manufacture all of its proposed products and has done so with respect to its nutraceutical products. The Company does not have any contracts or agreements obligating any party to manufacture any quantity of nutraceuticals for any price. Failure to secure such contracts or agreements could have a material adverse impact on the business and operations of the Company. There can be no assurance the Company will be able to enter into satisfactory arrangements for the manufacture of its proposed products with manufacturers whose facilities and procedures comply with FDA or other regulatory requirements, that the manufacturers will continue to comply with such standards, or that such manufacturers will be able to adequately supply the Company with its product needs. The Company's dependence on third parties for manufacturing may adversely affect the Company's ability to develop and deliver products on a timely and competitive basis. The Company may in the future undertake to manufacture some or all of its proposed products directly. The Company has no experience with the manufacture of any of its proposed products. In the event the Company were to undertake to manufacture any of its proposed products, the Company would be required to finance considerable additional capital expenditures, attract and retain experienced personnel, develop a manufacturing capability, and comply with extensive government regulations with respect to its facilities, including among others, FDA manufacturing requirements. The Company would not be able to develop any reasonable manufacturing capability without obtaining significant additional capital. There can be no assurance the Company would be able to successfully establish manufacturing operations.

Dependence on Suppliers

    The materials used in the Company's potential products are currently available only from a limited number of suppliers. The Company anticipates there will continue to be a limited number of suppliers for its proposed products. In the event the Company could not obtain adequate quantities of necessary materials from its existing suppliers, there can be no assurance the Company would be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The Company does not have any contracts or agreements with any of its raw material suppliers for its proposed nutraceutical products to provide quantities of raw materials at specific prices. The Company believes there are a number of suppliers of raw materials for its proposed nutraceutical products. There can be no assurance adequate suppliers will be available or that the lack of such contracts or agreements will not have a material adverse impact on the business and operations of the Company. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its proposed products.

Product Liability; Availability of Insurance

    The design, development and manufacture of the Company's proposed products involve an inherent risk of product liability claims and associated adverse publicity. The Company obtained clinical trial product liability insurance for its Panavir® Phase I human clinical trial and intends to obtain insurance for any future clinical trials of Panavir®, Vantox®, and other potential products, and for potential product liability associated with the eventual commercial sale of the Company's proposed products, if any. There can be no assurance the Company will be able to obtain or maintain insurance for any of its proposed clinical trials or proposed commercial products. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. The Company will also be exposed to product liability claims in the event that, among other things, the use of its proposed nutraceutical products result in injury.

Hazardous Material; Environmental Matters

    The Company has historically contracted with outside vendors for manufacture of its proposed products. However, the Company's proposed research and development processes at times may involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. In addition, various of such materials, chemicals, viruses and compounds may be used by the Company in the future to the extent Vyrex undertakes to perform its own manufacturing. To the extent certain such materials, chemicals, viruses and compounds are or will be used by the Company, Vyrex will be subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of certain materials and waste products. Although the Company believes it could adopt safety procedures for handling and disposing of materials which would comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be affected adversely or materially by current or future environmental laws or regulations.

Health Care Reform

    Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental changes. Reforms under consideration may include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates Congress and certain state legislatures will continue to review and assess alternative health care delivery systems and payment methods and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company.

Uncertainty of Health Care Reimbursement

    Vyrex's ability to commercialize its proposed products successfully may depend in part on the extent to which reimbursement for the cost of such proposed products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance adequate third-party coverage will be available to enable

Vyrex to maintain price levels sufficient to realize an appropriate return on its investment in product development.

USE OF PROCEEDS

    The Company will not receive any proceeds from this offering. The proceeds of this offering will be received directly by the Selling Shareholders for their own account. The offering price cannot be determined by the Company, since the price at which the Common Stock is sold will be determined by market conditions existing at the various times the Selling Shareholders elect to sell the Common Stock.

CERTAIN TRANSACTIONS

    The Company maintains a policy which requires that any transaction between the Company and any of its officers, directors or five percent or greater shareholders must be on terms no less favorable than the Company could obtain from unaffiliated third parties, and that all such transactions are approved by resolution of the Board of Directors which resolution is approved by the affirmative vote of a majority of disinterested directors.

SELLING SHAREHOLDERS

    The following table sets forth certain information, as of the date hereof, with respect to the beneficial ownership of the Company's Common Stock registered herein by each Selling Shareholder named below. The shares of Common Stock are being registered to permit public secondary trading of the Common Stock registered, and the Selling Shareholders may offer the Common Stock for resale from time to time. Except as described below, none of the Selling Shareholders has had any position, office or other material relationship with the Company within the past three years. The following table assumes each Selling Shareholder sells all of the Common Stock registered held by such Selling Shareholder in this offering. The Company is unable to determine the exact number of shares of such Common Stock that will actually be sold.

Name	Number Beneficially Owned	Number Offered Hereby
Martin J. Malone	110,000	110,000
George E. Williamson, II	110,000	110,000
R. Kirk Landon	110,000	110,000
Henry Befeler	110,000	110,000
John McClure	110,000	110,000
Sheldon B. and Myrna Palley	110,000	110,000
Karl Bishopric	60,000	60,000
Edward C. Gomez	150,000	150,000
Richard Davis	150,835	150,835
Richard McKee	150,833	150,833
William Cook	150,833	150,833
Dale Garlow	150,833	150,833
Donald Leach	150,833	150,833
James Grant	125,000	125,000
Robert Rossi	200,000	200,000
Total	1,949,167	1,949,167

PLAN OF DISTRIBUTION

    The offering of Common Stock by the Selling Shareholders is not being underwritten. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Common Stock offered hereby may be sold by the Selling Shareholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Common Stock directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Stock as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such Common Stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sales by the Selling Shareholders. Sales of the Securities by the Selling Shareholders, or even the potential of such sales, could have an adverse effect on the market price of the Company's outstanding Common Stock.

    At the time a particular offer of Common Stock is made, except as herein contemplated, by or on behalf of a Selling Shareholder or the Company, to the extent required, a prospectus will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for Common Stock purchased from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless such stock has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the securities of the Company for a period of at least one, and possibly five business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, Rule 101, 102 and 107, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

    A portion of the Common Stock was originally issued to certain Selling Shareholders pursuant to an exemption from the registration requirements of the Securities Act provided by Section 3(b) thereof including Rules 504 and 505 of Regulation D and Section 4(2) thereof including without limitation Rule 506 pursuant to Regulation D thereunder. The remainder of the Common Stock was purchased in negotiated transactions between the Selling Shareholders and Sheldon S. Hendler. The Company agreed to register the Common Stock under the Securities Act and to indemnify and hold such Selling

Shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Shareholders of such Common Stock. In connection therewith the Company has agreed to pay all reasonable fees and expenses except for fees and expenses for counsel to the Selling Shareholders and any underwriting discounts and commissions.

DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

Common Stock

    As of September 30, 2000, the Company had 8,342,867 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as set forth below under the heading of "Application of Pseudo-Foreign Corporation Statute of California," the holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. See "Plan of Distribution."

Preferred Stock

    The preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Common Stock.

    The Board may issue series of Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holder of the Common Stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders best interest. The Company has no current plans to issue any of the Preferred Stock.

Debenture Warrants

    As of the date of this prospectus, the Company has issued Debenture Warrants to purchase 17,000 shares of Common Stock issued in conjunction with the issuance of Debentures in November 1997, in the principal amount of $1,000,000. The Debentures were converted to Common Stock in 1998. The Debenture Warrants were exercisable for a period of three years from the date of issuance and were exercisable at a price equal to $7.50 per share. These Warrants expired in November 2000.

    The Company issued additional Warrants in March and August of 1999 in connection with entering into loan transactions with a single entity with an aggregate principal amount equal to $160,000. Warrants were issued in this transaction entitling the lender to purchase 50,000 shares at an exercise price equal to $1.00 per share, 50,000 shares at an exercise price equal to $0.50 per share, and 150,000 shares at an exercise price of $0.25 per share. In consideration of extending the maturity of this debt during February 2000, the exercise price of the the warrants to purchase an aggregate of 250,000 shares of common stock was reduced to $0.10. The lender purchased 100,000 shares during June and July 2000 at a price of $0.10 per share. The warrant to purchase 150,000 shares remains unexercised. This warrant expires on August 16, 2002. In connection with an agreement reached in 2000 with the holder of this indebtedness to extend its maturity to March 22, 2002, the Company issued the holder an oprion exercisable over two years to purchase 50,000 shares of Common Stock at a purchase price of $0.50 per share.

Registration Rights

    The Company agreed with certain of the Selling Shareholders to use its best efforts to file a registration statement registering the Common Stock and to cause such registration statement to be declared effective.

Nevada Takeover Legislation

    Sections 78.411-78.444 of the General Corporation law of Nevada ("Business Combination Statute"), is applicable to the Company since it has 200 or more stockholders. These provisions may make it more difficult to effect certain transactions between a corporation and a person or group who owns 10% or more of the corporation's outstanding voting stock, including rights to acquire stock, or a person who is an affiliate or associate of the corporation and who was the owner of 10% or more of such voting stock at any time within three years immediately prior to the date in question ("Interested Stockholder"). The Business Combination Statute prevents the following transactions between the corporation and the Interested Stockholder for three years following the date the stockholder became a 10% or more holder of the corporation's voting stock, unless certain conditions are met: (i) any merger or consolidation; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the corporation's assets having a total market value equal to 10% or more of the total market value of all the assets of the corporation; or 5% or more of the total market value of all outstanding shares of the corporation or representing 10% or more of the earning power of the corporation; (iii) the issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation to stockholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or under any agreement or arrangement or understanding, whether or not in writing, with, the Interested Stockholder; (v) any reclassification of securities, recapitalization, merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares owned by the Interested Stockholder, and (vi) any receipt by the Interested Stockholder of the benefit, except proportionally as a stockholder of the corporation, of any loan or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.

    The three year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the Board of Directors of the corporation prior to the date the stockholder became an Interested Stockholder.

Application of Pseudo-Foreign Corporation Statue of California

    The Company is a Nevada corporation which is authorized to do business as foreign corporation in California. Under Section 2115 of the California General Corporation Law, certain foreign corporations (i.e., corporations not organized under California law) are placed in a special category (referred to in this discussion as pseudo-foreign corporation) if they have characteristics of ownership and operation which indicate they have significant contacts in California. So long as the Company is in this special category and does not qualify for one of the statutory exemptions, it is subject to a number of key provisions of the California General Corporations Law applicable to corporations incorporated in California.

    The Company is a pseudo-foreign corporation since more than 50% of the Company's shares are held by California residents, substantially all of its operations are in California, and no exemptions from this statute are currently applicable to the Company. Therefore, certain provisions of the California General Corporations Law, pursuant to Section 2115 thereof, will be applicable to the Company. Among the more important provisions are those relating to the election and removal of directors, cumulative voting, classified boards of directors, standard of liability of directors, distributions, dividends and repurchases of shares, stockholder meetings, approval of certain corporate transactions, appraisal rights, and inspection of corporate records.

CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS WITH
POSSIBLE ANTI-TAKEOVER EFFECTS

    The Company's Articles of Incorporation contain several provisions that may make the acquisition of control of the Company by means of tender offer, open market purchases, a proxy fight or otherwise more difficult. These provisions may also discourage transactions in which the stockholders might otherwise receive a premium for their shares over the current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. The Company is subject to certain provisions of California law as summarized above under "Application of Pseudo-Foreign Corporation Statute of California" until such time as either (i) it is listed on the New York or American Stock Exchange or on the National Market System of Nasdaq and has 800 stockholders, or (ii) it is no longer a pseudo-foreign corporation pursuant to California law. To the extent the provisions discussed below are inconsistent with California law, California law may control until it is no longer classified as a pseudo-foreign corporation. Set forth below is a description of certain provisions of the Company's Articles of Incorporation.

Classified Board of Directors

    The Articles of Incorporation divide the Board of Directors into three classes, with each class having a term of three years. Each such class is as nearly equal in number as possible. At each annual meeting of stockholders, commencing with the next annual meeting of stockholders, directors in Class I will be elected to succeed those directors of that class whose terms have expired, and each newly elected director will serve for a three-year term. At each subsequent regularly scheduled meeting of stockholders held to elect directors, the directors of the next succeeding Class shall be elected to a three year term. Currently Directors Lori A. Robinson and Thomas K. Larson, Jr. are in Class I, G. Dale Garlow and Richard G. McKee are in Class II, and Sheldon S. Hendler is in Class III.

    The Company believes a classified Board of Directors will help to assure the continuity and stability of the Company's Board of Directors and its business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision will help ensure the Company's Board of Directors, if confronted with an unsolicited proposal from a third party who has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives, to seek the best available result for the Corporation.

No Stockholder Action by Written Consent; Special Meetings

    The Company's Articles of Incorporation provide that no action shall be taken by stockholders except at an annual or special meeting of stockholders. The Company's Articles of Incorporation also provide that special meetings of stockholders can only be held pursuant to a resolution approved by the Board of Directors, and not by the stockholders and only to consider such business as shall be provided in such resolution, or in the notice to stockholders of the special meeting.

Stockholder Nomination of Directors

    The Company's Articles of Incorporation establish an advance notice procedure with regard to the nomination (other than by or at the direction of the Board of Directors or a committee thereof), of candidates for election as directors (the "Nomination Procedure"). Only persons who are nominated by the Board of Directors, a committee appointed by the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, shall be eligible for election as directors of the Company. Except in limited circumstances, such written notice must be received at the Company's principal executive office not less than 60 days prior to the scheduled meeting, and must contain specified information as to the nominee and the stockholder making the nomination. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the Nomination Procedure. Stockholders may be given relatively limited advance notice of the date of a stockholders meeting held to elect directors. In order to nominate a director at such a meeting the stockholder must promptly comply with the prior notice provisions, resulting in only a short period to prepare and submit a nomination. This is likely to result in it being more difficult for stockholders to nominate candidates to the Board of Directors who are not selected by management.

    Although the Company's Articles of Incorporation do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of the directors or any other business properly bought by the Company stockholders before an annual or special meeting, this provision may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular meeting if the proper procedures are not followed, or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Stockholder Proposals at Stockholder Meetings

    The Company's Articles of Incorporation establish an advance notice procedure for stockholder proposals brought before a regularly scheduled stockholders meeting. Except in very limited circumstances, to be timely, a stockholder's notice must be received at the Company's principal executive offices not less than 60 days prior to the scheduled meeting. The stockholder's notice must set forth in writing each matter the stockholder proposes to bring before the meeting, including a brief description and the reasons for conducting such business at the meeting, the names and addresses as they appear on the Company's books of the stockholder making the proposal, and any other stockholder known by the proponent to be supporting the proposal, the class and number of shares beneficially owned by the stockholder making the proposal and any other stockholder known to be supporting the proposal. This provision will preclude conducting business at a particular meeting if the proper notice procedures are not followed.

Certain Voting Requirements

    The Company's Articles of Incorporation require the affirmative vote of 70% of the outstanding voting stock to approve or authorize an amendment to certain of the Articles of Incorporation. The Articles of Incorporation also provide that no director of the Company may be removed except for cause, and requires a vote of 70% of the outstanding shares to remove a director. The 70% voting requirement may have the effect of delaying, deferring or preventing a change of control of the Company.

Transfer Agent and Warrant Agent

    ChaseMellon Shareholder Services is the transfer agent for the Common Stock and warrant agent with respect to the Warrants.

INFORMATION WITH RESPECT TO THE COMPANY

    This prospectus is part of a Registration Statement on Form S-2 filed with the Securities and Exchange Commission, and is accompanied by copies of the Company's latest Forms 10-KSB and 10-QSB, filed pursuant to Section 12(a) or 15(d) of the Exchange Act, which forms 10-KSB and 10-QSB are incorporated into this Prospectus by this reference.

LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fisher Thurber LLP, 4225 Executive Square, Suite 1600, La Jolla, California 92037-1483.

EXPERTS

    The statements of operations, stockholders' deficiency and cash flows of the Company for the period from January 2, 1991 (inception) through December 31, 1999, except for the amounts related to the years ended December 31, 1998, 1997, and 1996 included therein which were audited by other independent public accountants, and the financial statements of the Company as of and for the year ended December 31, 1999, which are incorporated by reference in this registration statement, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the Company's ability to continue as a going concern, of J.H. Cohn LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities other than the securities to which it relates, or an offer or solicitation of an offer to buy any of the securities to which it relates, or an offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale make hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

    Until        ,      , all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus, including copies of the Company's most recent Form 10-KSB and Form 10-QSB. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[ Vyrex Logo ]

1,949,167
Shares of Common Stock

PROSPECTUS

            , 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC Filing Fee	$250.00
Printing and Engraving Expenses	$2,500.00
Accounting Fees and Expenses	$2,500.00
Legal Fees and Expenses	$10,000.00
Miscellaneous	$2,750.00
Total (Estimated)	$18,000.00

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The statutes, charter provisions, Bylaws, Indemnification Agreements or other arrangements under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

      (a) Section 78.751 of the Nevada Corporation law provides for the indemnification of officers and directors of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

      (b) Article VII of the Bylaws of the Company provides that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred in connection with such proceeding if the person acted in good faith, reasonably believing the acts to be in the best interest of the Company, and acted having no reason to believe the conduct unlawful. The Company shall advance the expenses reasonably expected to be incurred by such agent in defending any such proceeding upon receipt of the undertaking required by Nevada Corporation Code Section 78.751(5).

      (c) Article Twelve of the Company's Articles of Incorporation provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Nevada law. Accordingly, a director will not be liable for monetary damages for breach of duty to the Company or its shareholders in any action brought by or in the right of the Company. However, a director remains liable to the extent required by law (i) for acts or omission that involve intentional misconduct or a knowing and culpable violation of law, and (ii) for the payment of distributions in violation of Nevada law. The effect of the provisions in the Articles of Incorporation is to eliminate the rights of the Company and its shareholder (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of duty as a director, including breaches resulting from negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) and (ii) above. These provisions will not alter the liability of directors under federal securities laws.

      (d) Pursuant to Authorization provided under the Articles of Incorporation, the Company has entered into indemnification agreements with each of its directors and officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Nevada law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement or expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.

Item 16.  EXHIBITS

Exhibit Number	Description
4.1	Form of certificate for shares of Common Stock of the Registrant.(1)
4.2	Form of Underwriters Unit Purchase Option.(1)
4.3	Form of Warrant Agreement between the Registrant and ChaseMellon Shareholder Services, Inc.(1)
4.4	Form of Common Stock Purchase Warrant issued in 1994 and 1995 between the Registrant and the parties listed on the attached schedule.(1)
5.1	Opinion of Fisher Thurber LLP regarding the legality of the securities being registered.(2)
10.1	Second Amendment to the March 22, 1999 and August 17, 1999 Promissory Notes between M.A. Robinson Charitable Remainder Trust and Marius A. Robinson and the Registrant dated January 4, 2001.(2)
10.2	Collaboration Agreement between the Immune Response Corporation and the Registrant dated August 1, 1997.(2)
10.3	First Amendment to Collaboration Agreement dated August 1, 1997 between the Registrant and the Immune Response Corporation effective June 24, 1998.(2)
10.4	Second Amendment to Collaboration Agreement dated August 1, 1997 between the Registrant and the Immune Response Corporation effective April 26, 1999.(2)
10.5	License Agreement between the Registrant and VDF Futureceuticals, Inc. dated August 29, 2000.(2)
13.1	Annual Report on Form 10-KSB for the year ended December 31, 1999.(3)
13.2	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.(3)
13.3	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000.(3)
13.4	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.(3)
23.1	Consent of J.H. Cohn, LLP, independent public accountants.(2)
23.2	Consent of Ernst & Young, LLP, independent auditors.(2)

23.3	Consent of Fisher Thurber LLP (included in Exhibit 5.1).
24.1	Power of attorney. Reference is made to the signature page of this Registration Statement.

(1)
Incorporated by reference to the Company's Registration Statement on Form SB-2 Registration No. 33-99880 filed on December 1, 1995, and as subsequently amended.

(2)
Filed herewith.

(3)
Incorporated by reference.

Item 17.  UNDERTAKINGS

    The Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

        (iii) To include any additional or changed material information on the plan of distribution.

      (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes:

      (1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

      (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and the offering of the securities at that time as the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 2, 2001.

VYREX CORPORATION
By:	/s/ G. DALE GARLOW G. Dale Garlow, Chief Executive Officer and Chief Financial Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Dale Garlow as his or her true and lawful attorney-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes may lawfully do or cause to be done by virtue hereof.

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signatures

/s/ G. DALE GARLOW G. Dale Garlow	Chief Executive Officer and Director	February 2, 2001
/s/ RICHARD G. MCKEE Richard G. McKee	Director	February 2, 2001
/s/ SHELDON S. HENDLER Sheldon S. Hendler, M.D., Ph.D.	Director	February 2, 2001
/s/ TOM K. LARSON, JR. Tom K. Larson, Jr.	Director	February 2, 2001
/s/ LORI A. ROBINSON Lori A. Robinson	Director	February 2, 2001

QuickLinks

Available Information
Documents Incorporated By Reference
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Company
The Offering
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
CERTAIN TRANSACTIONS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS
INFORMATION WITH RESPECT TO THE COMPANY
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES